Exhibit 1

The Yucaipa Companies

October 31, 2013

Morgans Hotel Group Co.	via e-mail: david.smail@morganshotelgroup.com

475 Tenth Avenue

New York, New York 10018

Board of Directors:

We remain concerned about Morgans Hotel Group Co.’s lack of strategic direction and inability to unlock value for its shareholders. We agree with Kerrisdale Capital that it’s in the best interest of shareholders to sell the company immediately. As you know, Kerrisdale has announced its intent to nominate a new slate of directors in 2014.

As permitted under Section 5.13(b) of the Securities Purchase Agreement, dated October 15, 2009, The Yucaipa Companies, LLC (“Yucaipa”) would like to make a proposal to the Board to purchase the company. We would be willing to purchase the company for $8.00 per share subject to satisfactory due diligence assuming its current financial position, including all of its current debt obligations and cash balances with no material change as of the date of this letter. As a significant holder of preferred stock, warrants, and convertible notes, we know the company well and would be able to close a transaction expeditiously. We would encourage the company to seek other bids to see if it can get a higher price.

Yucaipa, including our investment in Morgans manages a substantial portfolio of hospitality-related assets with dedicated available resources to improve the operating performance of our companies. Our current portfolio includes Sydell Group, which operates the NoMad, Freehand and Saguaro brands, Soho House and Discovery Group. Through our investment platforms, Yucaipa’s hospitality portfolio includes over 40 properties totaling approximately 4,300 rooms across the U.S. and Europe. We are confident that this platform could deliver synergistic value to Morgans under our ownership.

We look forward to further exploring this opportunity.

Sincerely,

/s/ Ronald W. Burkle
Ronald W. Burkle
The Yucaipa Companies, LLC